UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Nasdaq Notice

On May 22, 2025, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), issued a press release announcing that on May 19, 2025, the Company received written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Rule”) as a result of not having timely filed its Annual Report on Form 20-F for the period ended December 30, 2024 (the “20-F”), with the U.S. Securities and Exchange Commission. Additionally, the Notice confirms that the Rule grants the Company 180 calendar days, or until November 11, 2025, to regain compliance.

The Notice serves only as a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities. The Company has 60 days following the receipt of the Notice to submit a plan to Nasdaq showing how it intends to regain compliance with the Rule. The Company intends to file the 20-F as soon as possible and regain compliance with the Rule.

A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward Looking Statements

This Form 6-K Report includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibits

Exhibit No.	Description

99.1	Nasdaq Notice, dated May 19, 2025

99.2	Press Release, dated May 22, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LIMITED

Date: May 22, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory